Exhibit 99.1

11 March 2004

InterContinental Hotels Group PLC
Results to 31 December 2003

Unaudited Pro-forma
					Audited
		12 months to 31 Dec 2003 £m	12 months to 31 Dec 2002 £m	% change	15 months to 31 Dec 2003 £m	12 months to 30 Sept 2002 £m
Hotels
—	Turnover	1,487	1,538	(3.3)%	1,870	1,532
—	EBITDA	357	385	(7.3)%	446	405
—	Operating profit	200	239	(16.3)%	251	266
Soft Drinks
—	Turnover	674	611	10.3%	820	602
—	EBITDA	124	115	7.8%	149	109
—	Operating profit	83	68	22.1%	95	63
Group
—	Turnover	2,161	2,149	0.6%	3,483	3,615
—	EBITDA	481	500	(3.8)%	786	889
—	Operating profit	283	307	(7.8)%	483	618
—	Exceptional Items
	— Operating	—	—	—	(51)	(77)
	— Non-operating	—	—	—	(349)	53
—	Profit before tax	244	258	(5.4)%	36	534
Earnings per share – Basic (pence)		—	—	—	2.6	62.5
Earnings per share – Adjusted (pence)		20.8	21.9	(5.0)%	48.4	51.4

NB. The unaudited pro forma results and audited operating profit and EBITDA are shown before exceptional items. The audited results include the results of Mitchells & Butlers until Separation.

•	Hotels pro forma operating profit for the twelve months to 31 December 2003 down 16% to £200m (down 11% at constant currency):
	—	Americas flat for the twelve months to 31 December 2003 at $262m reflecting the resilience of our midscale franchise business.
	—	EMEA down 23% to £92m. Challenging trading conditions in continental Europe, particularly France and Germany mitigated by improving trends in the Holiday Inn UK estate in the second half.
	—	Asia Pacific down 51% to $19m for the twelve months to 31 December 2003 primarily as a consequence of the effect of SARS.

•	Total Hotels pro forma operating profit improved in third and fourth quarters with fourth quarter up 11% to £49m.

•	Continued excellent performance for Soft Drinks with pro forma operating profit up 22%, for the 12 months to 31 December 2003 against prior year, to £83m.

•	Overhead cost reductions in 2003 of $76m against 2003 budget; annualised savings of $110m exceeding target of $75m.

•	Significant disposals made in 2003 at or above book value with proceeds of £254m for the 12 months to 31 December 2003. Further £20m of disposals already completed in 2004.

•	Continued strong cash and capital control. Net debt reduced to £569m at 31 December 2003.

•	£250m share buy back programme announced.

•	Disposal programme to involve further sale of assets with net book value of between £800 million and £1 billion subject to no significant adverse changes in market conditions.

•	Soft Drinks exclusive bottling agreement with Pepsi renewed. Opportunity for an initial public offering from 2005 (see separate announcement).

Commenting on the results, David Webster, chairman, InterContinental Hotels Group PLC, said:

“Following the successful Separation of the Six Continents’ businesses in April 2003, InterContinental has established itself as a powerful independent hotels company. In the fifteen months to 31 December 2003 we faced very testing trading conditions but our results were sound.

I am delighted and excited to be part of an organisation with such a formidable portfolio of brands and an unmatched presence in world markets and I am confident that the company is well positioned to grow strongly as more stable conditions return.”

Commenting on the results, Richard North, chief executive, InterContinental Hotels Group PLC, said:

“The fifteen months to 31 December 2003 was probably the most difficult period experienced in the hotel industry in living memory.

In many ways, however, we have had a great year. Last spring we set out in our listing particulars a series of actions designed to improve the overall performance of the company. We are delivering on those promises. We have reorganised the company, greatly strengthened management, radically reduced costs beating our published targets, significantly cut capital expenditure, started an asset disposal programme and today we are now announcing a share buy back.

Commenting on current trading, he continued:

“We have for some time been cautious when commenting on current trading. However, trading over the last six months now gives us some confidence to say that we believe conditions are improving steadily in both the Americas and the UK. Furthermore, trading in Asia Pacific has recovered substantially since the SARS scare. However, continental Europe remains difficult and this is being exacerbated by the weakness of the US dollar.”

For further information, please contact:

Karen Whitworth, Investor Relations	Office: 01753 410177 Mobile: 07808 095638
Dee Cayhill, Corporate Affairs	01753 410423
Kathryn Holland, Corporate Affairs	01753 410425

Teleconference

A teleconference, including a web cast of the teleconference presentation slides, will commence at 4.00 pm (London time) on 11 March. The conference call will conclude at approximately 4.30 pm (London time).

To join us for this conference call please dial the relevant number below by 4.00 pm (London time).

International dial-in	Tel: +44 (0) 1452 562 716
UK dial-in	Tel: 0800 073 8967

Web cast

There will be a live audio web cast of the presentation of the results on the web address www.ihgplc.com . A video and audio web cast of the presentation is expected to be on this website later on today and will remain on this website for the foreseeable future.

Investor Information

An Interim dividend of 4.05 pence per share was paid in October 2003. The Board proposes, subject to shareholder approval at the AGM on 1 June 2004, to pay a final dividend of 9.45 pence per share on 7 June 2004. The ex dividend date for this payment will be 24 March 2004 and the record date 26 March 2004.

Current Trading – RevPAR

RevPAR GROWTH CY03 ‘vs’ CY02											CY04 ‘vs’ CY03

	Jul-03		Aug-03		Sep-03	Oct-03		Nov-03		Dec-03	Jan-04
AMERICAS
InterContinental O&L	9.5%		3.5%		2.0%	1.0%		9.3%		5.5%	4.5%
Crowne Plaza Brands	(0.2%	)	(0.2%	)	2.3%	(0.9%	)	0.5%		2.6%	5.8%
Holiday Inn Brands	1.1%		(0.7%	)	(0.5% )	0.7		1.1%		2.2%	2.7%
Express Brands	3.4%		3.2%		3.6%	2.7%		4.7%		6.2%	6.9%

EMEA
InterContinental O&L	(6.0%	)	(2.5%	)	(3.1%)	(4.5%	)	(3.4%	)	0.1%	(9.2%	)
HIUK Regions	1.9%		7.0%		11.1%	6.2%		2.3%		9.6%	6.1%
HIUK London	(7.0%	)	0.6%		9.9%	6.9%		7.8%		12.3%	7.5%

RevPAR GROWTH CY03 ‘vs’ CY01

	Jul-03		Aug-03		Sep-03		Oct-03	Nov-03	Dec-03
AMERICAS
InterContinental O&L	(6.0%	)	(5.9%	)	45.1%		20.9%	28.6%	17.0%
Crowne Plaza Brands	(11.2%	)	(14.5%	)	8.6%		12.1%	3.0%	9.3%
Holiday Inn Brands	(1.1%	)	(4.3%	)	4.2%		6.0%	2.2%	4.3%
Express Brands	5.0%		3.7%		6.3%		8.5%	6.7%	10.4%

EMEA
InterContinental O&L	(5.9%	)	(4.9%	)	10.4%		22.9%	3.4%	3.0%
HIUK Regions	5.3%		4.8%		7.8%		16.3%	5.8%	7.9%
HIUK London	(11.0%	)	(9.2%	)	(2.0%	)	22.0%	26.7%	30.7%

All data is disclosed at comparable Exchange Rates

EMEA InterContinental O&L has been restated to exclude the InterContinental May Fair from comparatives

Chief Executive’s Review

Following the announcement in October 2002 of the Separation of Six Continents we initiated action in four key areas in order to improve radically our operating performance;

•	redesigning the organisation to align it behind the strategic priorities and speed up decision making

•	changing the management to ensure the right people are in the right jobs

•	reducing the cost base through eliminating unnecessary work and streamlining processes and

•	optimising capital deployment through a rigorous hotel by hotel review to determine appropriate levels of ownership and capital expenditure.

This change programme coincided with probably the most difficult period experienced by the hotel industry in living memory. Sluggish economies around the world, the threat of war in Iraq followed by war, the advent of Severe Acute Respiratory Syndrome (“SARS”) and the reluctance of Americans to travel particularly to France, all combined to make it so.

Despite these difficult trading conditions, I am delighted to report that we have made real progress on all fronts. As a result, we have built the foundation of a solid and sustainable recovery.

Organisation redesign

The redesign of the organisation was completed by the end of January 2003 and has now been substantially implemented. What remains to be done will be completed, as planned, by the end of 2004.

Strengthening management

Once the new organisation structure was identified we immediately began to strengthen the management team throughout the world. The most senior new appointments were Richard Hartman (Europe, Middle East and Africa), Patrick Imbardelli (Asia Pacific), Peter Gowers (Global Brand Services) and Jim Claunch (Central Shared Services).

Steve Porter (the Americas), Richard Hartman and Patrick Imbardelli, our three regional presidents, have some 80 years of experience in the hotel industry. Each of them has built a team around them with the right mix of ability and experience to match the particular challenges of their regions. We now have equally strong teams within each of the central functions.

Reducing costs

In February last year we announced a radical cost reduction programme with a target versus our original budget for 2003 of reducing costs by at least $100 million, with actual savings for 2003 of $40 million and an annualised run rate by the end of the year of $75 million. I am pleased to say that we have exceeded each of these targets. Actual savings against budget for 2003 were $76 million and the run rate by the end of the year was $110 million. Our new target is a saving of $120 million against the 2003 budget by the end of 2004. We currently expect total overheads in 2004 to be marginally down year on year at constant exchange rates.

Reducing capital intensity

We said in the Listing Particulars that we are committed to optimising capital deployment. Assets will only be owned if they have strategic value or generate superior returns. We have now developed plans for each of our assets taking into account a wide range of different criteria, including where relevant the state of the local market and readiness of the asset to be sold. We have consequently begun a major disposal programme.

Over the past year we have sold 20 hotels, raising net proceeds of over £250 million. These have included the sale of the InterContinental Mayfair and 16 Staybridge Suites.

We currently estimate that the disposal programme will involve the further sale of assets with a net book value of between £800 million and £1 billion. The sheer scale and complexity of the programme means that it will take some considerable time to complete and is subject to no significant adverse changes in market conditions.

At the same time as disposing of assets, we have reduced hotels capital expenditure to less than £300 million in 2003, half that expended in 2001.

Driving revenues

Another key area of focus during the year has been driving revenues. We have had a number of significant successes.

We have increased membership of our loyalty programme by 23% to over 19 million members; our call centre revenues are up 5% on 6% fewer calls; and our internet revenues are up 80% and now account for 10% of sales.

Other successes include the acquisition of the Candlewood Suites brand for $15 million; rapid growth of the Staybridge Suites brand, which is now on course to reach 100 properties; growth in market share of the Holiday Inn brand in the UK; and securing an outstanding InterContinental hotel in Bangkok.

Britvic

I am delighted that we have signed a new bottling agreement with Pepsi for a further 15 years on broadly the same terms as the previous agreement. This is a huge vote of confidence in both the Britvic management team and our own portfolio of brands.

I am even more delighted that we have signed a separate agreement with Britvic’s other shareholders which allows us, subject to certain conditions, to proceed with an IPO of the business between 1 January 2005 and 31 December 2008. The decision to proceed will depend on market conditions at the time and the agreement of the other two major shareholders, Whitbread and Allied Domecq.

Operating results

The combination of the actions we have taken, together with a small improvement in trading conditions in some markets for the second half of 2003 has led to some improvement in operating performance in the latter half of 2003. Hotel pro forma operating profits were up 6% in the third quarter and a further 11% in the fourth quarter of the year. In addition, Britvic has had another stunning year delivering record profits for the fourth year in a row.

Return of capital

The success of our asset disposal programme, the reduced level of capital expenditure and the tight control over working capital has meant that we have generated substantial amounts of cash. Net debt at 31 December 2003 was £569 million as compared with £1,200 million at Separation. We are therefore able to announce a return of £250 million of capital to shareholders by way of a share repurchase programme whilst at the same time seeking to maintain our investment grade rating.

Commitment to service and staff development

Our commitment to delivering excellent service to our guests remains constant. Each brand offers a clearly differentiated experience to our guests, wherever they are. Our ability to do this depends on the dedication and hard work of our employees. They have responded magnificently this year – in exceedingly difficult market conditions and at a time of huge change. I offer them my sincere thanks and a continued promise to strive to provide them with the right environment, motivation and support to develop their skills and abilities.

Current trading

We have for some time been cautious when commenting on current trading. However, trading over the last six months now gives us some confidence to say that we believe conditions are improving steadily in both the Americas and the UK. Furthermore trading in Asia Pacific has recovered substantially since the SARS scare. However continental Europe remains difficult and this is being exacerbated by the weakness of the US dollar.

OPERATING AND FINANCIAL REVIEW

On 15 April 2003, following shareholder and regulatory approval, Six Continents PLC separated into two new groups, InterContinental Hotels Group PLC (‘IHG’), comprising the Hotels and Soft Drinks businesses, and Mitchells & Butlers plc (‘MAB’), comprising the Retail and Standard Commercial Property Development businesses (‘the Separation’). The Separation was accounted for under the principles of merger accounting which apply in the context of such group reconstructions. This Operating and Financial Review (‘OFR’) focuses on the performance of the continuing operations of the businesses following the Separation.

Change in accounting reference date

In order to bring our reporting timetable in line with the majority of comparable European and US hotel companies, IHG has changed its financial year end from 30 September to 31 December. The statutory financial period covered by these financial statements is therefore the 15 months ended 31 December 2003. During this period, IHG has made two interim results announcements as at 31 March 2003 and 30 September 2003. To assist shareholders, IHG is including in these financial statements an unaudited pro forma profit and loss account for the 12 months ended 31 December 2003 and unaudited pro forma comparatives for the 12 months ended 31 December 2002. This Operating and Financial Review principally comments on pro forma results for the 12 months ended 31 December 2003, as this will be the relevant period going forward.

Overall Group results for the 15 months ended 31 December 2003

Following the Separation IHG embarked on a clear strategy to significantly improve its return on capital and free cash flow, by focusing on revenue outperformance, reducing overheads and lowering capital intensity. As part of this strategy IHG has undertaken a fundamental reorganisation of its Hotels business. Management in the regions now concentrates on the key revenue and profit drivers of the regional businesses, whilst key global functions have been centralised to maximise the benefits of our scale and drive process efficiencies. As a result of these changes, the historical segmental analysis in the OFR has been restated to reflect the new organisational structure. Group turnover for the 15 months ended 31 December 2003 was £3,483m (£3,615m for the 12 months ended 30 September 2002).

Profit on ordinary activities before interest and exceptional items for the 15 months ended 31 December 2003 was £483m (£618m for the 12 months ended 30 September 2002).

Exceptional items after tax totalled £336m and included an operating exceptional item of £51m and non-operating exceptional items totalling £213m. Details of the exceptional items are outlined in Exceptional Items below.

Group net cash flow for the 15 months ended 31 December 2003 was an outflow of £22m (outflow of £305m for the 12 months ended 30 September 2002). Cash flow from operations for the 15 months ended 31 December 2003 was £795m, up £75m (10.4%) from the 12 months ended 30 September 2002. Increased non-operating outflows during the 15 months included a £136m premium on the early settlement of debt and £66m of Separation costs. Offsetting these were a £173m decrease in investment in tangible fixed assets and a £131m increase in proceeds from the sale of tangible fixed assets.

Basic earnings per share for the 15 months ended 31 December 2003 was 2.6p (62.5p for the 12 months ended 30 September 2002). Adjusted earnings per share, after eliminating the distorting effect of exceptional items, was 48.4p for the 15 months ended 31 December 2003 (51.4p for the 12 months ended 30 September 2002). Dividends for the 15 months ended 31 December 2003 were 21.15p per share.

In conjunction with the Separation, the Group reorganised its debt financing. As a result, the majority of the Group’s existing debt was repaid and new facilities put in place for IHG. Subsequently, IHG issued a €600m bond.

Subsequent to year end the Group has announced its intention to commence an on-market share repurchase programme. Details are outlined in Treasury Management below.

Group Results

	Unaudited 12 months ended 31 Dec 2003	Unaudited 12 months ended 31 Dec 2002	Audited 15 months ended 31 Dec 2003	Unaudited 3 months ended 31 Dec 2002	Audited 12 months ended 30 Sept 2002
	£m	£m	£m	£m	£m
Turnover:
Hotels	1,487	1,538	1,870	383	1,532
Soft Drinks	674	611	820	146	602
IHG	2,161	2,149	2,690	529	2,134
MAB	—	—	793	342	1,481
Group	2,161	2,149	3,483	871	3,615
Profit before interest and non-operating exceptional items:
Hotels	203	252	251	48	266
Pro forma adjustments	(3)	(13)	—	—	—
Soft Drinks	83	68	95	12	63
Exceptional items – Hotels	—	—	(51)	—	(77)
IHG	283	307	295	60	252
MAB	—	—	137	52	289
Group	283	307	432	112	541
EBITDA	481	500	785	186	889

Highlights for the 12 months ended 31 December 2003

IHG’s businesses experienced varying trading conditions in the 12 months ended 31 December 2003. While the UK’s exceptionally long summer saw the overall market for soft drinks rise 8%, continuing global insecurity, SARS, depressed economies and laterly exchange rate movements presented one of the hotel industry’s most challenging years.

IHG turnover for the 12 months ended 31 December 2003 was £2,161m (12 months ended 31 December 2002 £2,149m). During the period, Soft Drinks turnover rose £63m (10.3%) to £674m, while Hotels turnover fell £51m (-3%) to £1,487m.

Pro forma IHG profit before interest and exceptional items for the 12 months ended 31 December 2003 was £283m (12 months ended 31 December 2002 £307m). Soft Drinks operating profit increased £15m (22.1%) to £83m while Hotels, net of pro forma adjustments, fell £39m (16.3%) to £200m.

Pro forma adjustments totalled £3m for the 12 months ended 31 December 2003 (£13m for the 12 months ended 31 December 2002). These adjustments relate principally to charges to MAB and pension credits.

HOTELS

Strategy

The overall strategy for Hotels is clear. The Group will use the strength of its brands, the breadth of its hotels distribution, the diversity of its business models and the benefits of its scale to drive growth and returns for shareholders. Key to the implementation of this strategy are the following priorities:

•	the continued development of high quality, strongly differentiated and preferred brands
•	extending the network of hotels around the world that are attractive to international guests in the upscale and upper upscale brands, and in the domestic markets for the midscale brands
•	using our scale to drive revenues and operating margins
•	enhancing returns from the asset base by redeploying capital over time, and
•	investing and training our staff to ensure that our brands and service levels are maintained and enhanced.

Action has already been taken in several areas to improve returns to shareholders. The organisation has been redesigned to align behind the strategic priorities and to facilitate decision making. Changes have been made to ensure the right people are in the right jobs to drive the strategy, and the cost base has been reduced by eliminating unnecessary work, and streamlining ongoing processes. In addition a thorough asset by asset review has been undertaken to determine the appropriate level of hotel ownership.

Unaudited Pro Forma

Hotels Results

	12 months to			3 months to
	31 Dec 2003 £m	31 Dec 2002 £m	Change %	31 Mar 2003 £m	30 Jun 2003 £m	30 Sept 2003 £m	31 Dec 2003 £m
Turnover:
Americas	525	569	–8	127	139	133	126
EMEA	807	800	1	175	198	217	217
Asia Pacific	114	128	–11	29	19	28	38
Central	41	41	—	10	11	9	11

	1,487	1,538	–3	341	367	387	392

Profit before interest and exceptional items:
Americas	161	173	–7	32	50	47	32
EMEA	92	120	–23	13	19	36	24
Asia Pacific	12	26	–54	4	(3)	3	8
Central	(65)	(80)	–19	(20)	(20)	(10)	(15)

	200	239	–16	29	46	76	49

Unaudited Pro Forma

Hotels Results (continued)

	3 months to
	31 Mar 2002 £m	30 Jun 2002 £m	30 Sept 2002 £m	31 Dec 2002 £m
Turnover:
Americas	135	156	142	136
EMEA	183	210	204	203
Asia Pacific	34	32	28	34
Central	10	10	11	10

	362	408	385	383

Profit before interest and exceptional items:
Americas	38	54	47	34
EMEA	21	35	42	22
Asia Pacific	6	5	5	10
Central	(17)	(19)	(22)	(22)

	48	75	72	44

Performance

Trading was depressed in the first and second quarters by the threat and then outbreak of the war in Iraq and the outbreak of SARS in Asia and Canada. In Europe, Middle East and Africa (‘EMEA’), in the third and fourth quarters there were early signs of recovery in the UK, whilst trading in Continental Europe remained flat. In the Americas and Asia Pacific, improved local currency trading was impacted on conversion to sterling by the fall in the US dollar.

Hotels turnover decreased £51m (–3.3%) from £1,538m for the 12 months ended 31 December 2002, to £1,487m for the 12 months ended 31 December 2003. While revenue rose £7m (0.9%) in EMEA, the Americas and Asia Pacific were negatively impacted by exchange rate movements. The decline of the US dollar against sterling by 9.7% from the first to fourth quarters resulted in sterling reported turnover in the Americas finishing the 12 months down 7.7% and Asia Pacific down 10.9%.

Hotels pro forma operating profit for the 12 months ended 31 December 2003 was £200m, down 16.3% (12 months ended 31 December 2002 £239m).

Reorganisation

As part of the drive to deliver the key strategic priorities, IHG has undertaken a fundamental review of the organisation. The key objectives of the review were to:

•	focus the organisation on the execution of its strategy
•	bring greater focus and establish clearer accountabilities
•	streamline decision making
•	reduce unnecessary work and inefficient processes, and
•	provide greater teamwork and integration.

The redesign of the organisation was completed by the end of January 2003 and has now been substantially implemented. What remains to be done will be completed, as planned, by the end of 2004. Regional executive teams had been established, led by well-respected hotel operators with at least 20 years of industry experience each. In addition, the key global functions have been centralised to allow maximum benefits of scale to be achieved and global process improvements to be progressed.

In March 2003, IHG announced that the reorganisation review would deliver annualised savings by December 2004 of $100m, against the budgeted 2003 base. Of these, actual savings of $40m would be delivered by 31 December 2003, with an annualised run rate of $75m.

By 31 December 2003 IHG had achieved actual savings of $76m, with an annualised run rate of $110m. In view of progress to date, annualised savings of $120m are now anticipated to be delivered by December 2004.

Overheads in IHG comprise central and regional overheads, as discussed separately in this Report, together with regional costs that directly relate to regional income streams. In the year to 31 December 2003, these direct overheads totalled $119m compared to $141m for the year ended 31 December 2002; savings again being primarily driven from the reorganisation review.

Asset Review and Investment

Following the Separation, IHG undertook a detailed review of its owned and leased portfolio to identify opportunities to lower capital intensity. Assets will only be owned if they have strategic value or generate superior returns. IHG have now developed plans for each owned asset taking into account a wide range of different criteria, including where relevant the state of the local market and readiness of the asset to be sold. It is currently estimated that the disposal programme will involve the further sale of assets with a net book value of between £800m and £1 billion. The scale and complexity of the programme means that it will take some considerable time to complete and is subject to no significant adverse changes in market conditions.

In the 12 months to 31 December 2003 IHG completed sales of fixed assets with proceeds of £254m with an overall gain on sale of £4m. IHG is in active negotiations on further sales and has a pipeline of disposals.

In July 2003, IHG completed the sale of a 16 property Staybridge Suite portfolio to Hospitality Properties Trust (‘HPT’), one of the largest hotel real estate investment trusts, for $185m. Investment had been made into the Staybridge portfolio by IHG to enable rapid entry to the important US extended stay market. The disposal to HPT achieved a reduction in capital employed within the business while retaining management and branding of the hotels.

IHG’s strategic relationship with HPT expanded further with the conversion in September 2003 of 14 further HPT owned hotels to the Staybridge brand.

The sale of the InterContinental London May Fair for £115m was completed in September 2003. With an alternative in London, and with this property in need of refurbishment, the opportunity was taken to reduce capital intensity in the business at a favourable price in excess of £400,000 per room.

In October 2003, IHG announced the acquisition of the Candlewood Suites brand in the US for $15m from Candlewood Hotel Corporation. This brand’s positioning in the midscale extended stay segment will complement Staybridge’s upscale positioning. Candlewood is an established brand of purpose built hotels with 109 properties on average less than five years old. The major owner of Candlewood properties is HPT, which owned 64 at the time of announcement and which, in a related transaction, purchased an additional 12 properties. IHG will manage all 76 of HPT’s properties under 20-year agreements, with options to extend. The transaction concluded on 31 December 2003.

Reservation Systems and Priority Club Rewards

The newly formed Global Brand Services continued to strengthen brand loyalty, to make it as easy as possible to book through IHG’s websites, call centres and travel agent relationships, and to provide supporting technology to deliver this.

Delivery through IHG’s reservations channels showed impressive growth during the year, across all IHG’s brands and regions. The percentage of total room nights booked through IHG’s reservation channels rose 2.6 percentage points, while net revenue booked rose 16.0%, in the 12 months ended 31 December 2003.

IHG’s global e-commerce team continued to pursue an aggressive strategy. In the last 12 months, IHG launched sites for the French, German, Spanish, New Zealand, Australian and Chinese markets and additional sites are planned.

The Priority Club Rewards programme continues to grow in importance to IHG, with membership increasing by 3.6 million to over 19 million members by December 2003.

Scale

There was a net increase in system size during the year of 187 hotels, comprising 21,445 rooms, with over 60% of these being new build properties. Included in this were the 109 hotels and 12,569 rooms of the Candlewood Suites brand, purchased on 31 December 2003. Key growth areas have been the continued expansion of Express in the limited service sector, which looks set to exceed 1,500 hotels in 2004, and Staybridge, which finished the year with 71 hotels operating and more than 40 in its pipeline.

IHG’s pipeline of hotels signed and waiting to enter the system grew to 544 hotels and 71,226 rooms by 31 December 2003, up from 490 hotels and 65,975 rooms as at 31 December 2002.

AMERICAS

Americas Results

		12 months to
		31 December 2003 $m	31 December 2002 $m	Change %
Turnover:
	Owned and leased	481	481	—
	Managed	46	51	–10
	Franchised	327	325	1

		854	857	—

Operating profit before exceptional items:
	Owned and leased	32	38	–16
	Managed	7	11	–36
	Franchised	279	269	4

		318	318	—
Regional overheads		(56)	(58)	–3

Total	$m	262	260	1

Sterling equivalent	£m	161	173	–7

Revenue per available room (‘RevPAR’) performance in the franchised estate finished the 12 months ended 31 December 2003 0.3% down from the prior year at $46.61. The war in Iraq in the first half of the year caused franchised RevPAR to fall 2.6%. In the third and fourth quarters, the franchised estate recorded 1.5% and 2.7% RevPAR growth respectively. All brands recorded a stronger second half to the year, with InterContinental, Express and Staybridge franchises all recording over 3.5% year-on-year growth for the second six months.

RevPAR growth in the owned and managed estates followed a similar trend with the second half of the year significantly up on the first. The InterContinental owned estate, with its major gateway city exposure, grew year-on-year in each quarter as stability returned to the travel market. The InterContinental hotels in Chicago, New York, San Francisco and Miami all recorded strong growth in the second half of the year.

Managed results include the full profit and loss account for certain properties where IHG is responsible for the underlying operations. Operating profit in the managed estate fell due to RevPAR declines in the managed InterContinental and Crowne Plaza estates in North and Latin America, and the agreed payments made to HPT under our management contract.

In July 2003, IHG sold 16 Staybridge Suites to HPT for $185m, retaining management and branding. Subsequently, HPT has converted 14 other suite hotels to IHG’s Staybridge brand and management.

Total Americas overheads including direct costs, were down 10%, with the separately disclosed regional overheads down 3%. The region finished with pro forma operating profit for the 12 months ended 31 December 2003 of $262m, marginally ahead of 2002 ($260m 12 months ended 31 December 2002).

The weakening of the US dollar against sterling had a negative impact in the second half of the year and the Americas finished the 12 months ended 31 December 2003 with pro forma operating profit in sterling of £161m, down 7% from the 12 months ended 31 December 2002.

EMEA

EMEA Results

		12 months to
		31 December 2003 £m	31 December 2002 £m	Change %
Turnover:
Owned and leased		746	739	1
Managed		38	37	3
Franchised		23	24	–4

		807	800	1

Operating profit before exceptional items:
Owned and leased		77	115	–33
Managed		19	21	–10
Franchised		18	14	29

		114	150	–24
Regional overheads		(22)	(30)	–27

Total	£m	92	120	–23

Dollar equivalent	$m	149	180	–17

Turnover in EMEA totalled £807m for the 12 months ended 31 December 2003, an increase of £7m on 2002. Owned and leased turnover grew by £7m with the reopening during the year of the refurbished InterContinental Le Grand Paris, and the opening of the newly built Crowne Plaza Brussels Airport, Holiday Inn Paris Disney, and three Express hotels in Germany. Euro denominated turnover rose 9%, but with exchange rate movements conversion to sterling eroded this to a 1% increase.

RevPAR in the region finished the 12 months ended 31 December 2003 down 0.7% on the prior 12 months at $56.36. The trend in the first half of the year was similar to that experienced in the Americas, with trading depressed by the threat and then outbreak of the war in Iraq. In the second half of the year the UK market showed signs of recovery, although the picture was less clear in Europe, with both the German and French markets experiencing mixed trading conditions.

The Holiday Inn UK estate recorded five consecutive months of RevPAR growth to finish the year up 2.3%. The UK regions, with their domestic focus, recovered earlier than London and recorded seven consecutive months of growth. In London, December 2003 trading was particularly strong with the majority of the owned estate recording double digit RevPAR growth to end the month up 12.3%.

Across EMEA the InterContinental estate finished the year with an overall RevPAR decline of 5.7%. While the owned InterContinental estate finished down 8.0% due to its exposure to the main European gateways, the managed Middle East estate traded more positively with the comparable Middle East estate recording RevPAR growth of 2.7%.

Crowne Plaza finished the 12 months with RevPAR growth of 3.3% due to growth in the managed and franchised estates of 11.1% and 3.2% respectively. This performance was helped by the Middle East estate which finished the 12 months ended 31 December 2003 up 29.5%.

Franchise turnover fell due to a fall in RevPAR and exchange rate movements, offset by growth in system size. Franchise profits grew primarily due to savings in franchise overheads realised as part of the organisational review.

EMEA pro forma operating profit before exceptional items totalled £92m for the 12 months ended 31 December 2003. The conversion of revenue to operating profit was depressed by the owned and leased estate, where the combined effects of pre-opening costs, hotels opening towards the end of the period, and increased depreciation charges associated with prior year refurbishment, all negatively impacted costs.

Regional overheads fell £8m to £22m for the 12 months ended 31 December 2003 (£30m for the 12 months ended 31 December 2002) as a result of the reorganisation initiatives.

During the year the InterContinental Le Grand Paris reopened after a full refurbishment to widespread acclaim, firmly positioning the property at the top of the Paris market. The Holiday Inn Paris Disney opened giving representation at one of Europe’s leading family leisure destinations and the Crowne Plaza Brussels Airport opened at the end of the year, giving the brand another defining asset at a major European airport.

The managed and franchised estate in EMEA opened 40 hotels with over 6,500 rooms. Of these hotels, 78% were new build. As at 31 December 2003, there were a further 96 hotels with over 18,000 rooms signed and under development.

ASIA PACIFIC

Asia Pacific Results

		12 months to
		31 December 2003 $m	31 December 2002 $m	Change %
Turnover:
	Owned and leased	154	156	–1

	Managed	26	30	–13
	Franchised	5	6	–17

		185	192	–4

Operating profit before exceptional items:
	Owned and leased	18	27	–33
	Managed	15	24	–38
	Franchised	4	5	–20

		37	56	–34
Regional overheads		(18)	(17)	6

Total	$m	19	39	–51

Sterling equivalent	£m	12	26	–54

Turnover in Asia Pacific for the 12 months ended 31 December 2003 was $185m, down $7m (4%) from the 12 months ended 31 December 2002.

In addition to the impact of the war in Iraq, trading in Asia Pacific was depressed by the Bali bombing and the SARS outbreak in Greater China.

Trading at the InterContinental Hong Kong fell sharply in March 2003, but recovery commenced in the third and fourth quarters. The opening of the award-winning Spoon restaurant in the InterContinental Hong Kong in October lifted non-rooms revenue. In Australia, the Rugby World Cup gave trading a boost in the second half of the year.

Initiatives to increase revenue within the region included the roll-out of local websites for China, Australia and New Zealand, and the opening of a Central Reservations Office based in Guangzhou, The People’s Republic Of China, supporting calls in Cantonese and Mandarin. The addition during the year of Air China as a Priority Club Rewards partner further strengthened our travel alliances in the region.

System growth continued in the region with a net increase of over 3,000 rooms operated under management agreements. Highlights of the new openings were five new InterContinental hotels in Thailand, Australia and India, and four Holiday Inns in Greater China. The new Holiday Inns in China brought the system size to 44 hotels, which together with the 18 management agreements signed, but under development, extended IHG’s leadership in the key Greater China market.

The region continues to explore innovative deal structures, and was awarded the ‘Deal of the Year’ award at the 2003 Asia Pacific Hotel Investment conference for securing the management of the new InterContinental Bangkok and a neighbouring hotel, to open as a Holiday Inn in 2005.

CENTRAL

		12 months to
		31 December 2003 £m	31 December 2002 £m	Change %
Turnover		41	41	—
Gross central costs		(106)	(121)	–12
Net central costs	£m	(65)	(80)	–19
Dollar equivalent	$m	(105)	(121)	–13

Central overheads principally comprise the costs of global functions that were centralised following the reorganisation review, reduced by Holidex fee income. The reduction in gross central costs from £121m for the year ended 31 December 2002 to £106m for 2003, primarily reflects savings driven from the reorganisation review.

SOFT DRINKS

Soft Drinks Results

	12 months to
	31 December 2003 £m	31 December 2002 £m	Change %
Turnover	674	611	10
Operating profit	83	68	22

Strategy

Soft Drinks continues to grow its market share in a number of key segments in which it operates. In addition to a strong investment programme in its key brands, Soft Drinks is also committed to an active new product development programme, which has recently brought outstanding success to the business through its J2O and Fruit Shoot brands. Whilst this investment is driving top line revenue growth, Soft Drinks is also highly focused on effective cost and asset management to deliver an even higher level of earnings and Return on Capital Employed growth.

Subsequent to year end Soft Drinks has secured a new long-term Exclusive Bottling Agreement (‘EBA’) with PepsiCo Inc. The new EBA is on broadly similar terms to those in the current agreement. The term of the new agreement is 15 years and will be automatically extended by a further 5 years on an Initial Public Offering (‘IPO’). As part of the new EBA the shareholding of Britannia Soft Drinks Limited (‘BSD’) has been restructured, with IHG’s shareholding in BSD reduced to 47.5%. IHG will continue to control and consolidate BSD. BSD’s shareholders have also agreed subject, inter alia, to market conditions, to consider an initial public offering of BSD, between 1 January 2005 and 31 December 2008.

Performance

As a result of favourable summer trading conditions the overall UK soft drinks market grew 8%. Soft Drinks turnover of £674m was up 10% on the previous year. In the year ended 31 December 2003, Soft Drinks grew its share of the carbonates market with Tango having an outstanding year, with volumes up 14%. Both Pepsi and 7UP also performed well with volumes up 3% and 6% respectively. Following good performance in 2002, Robinsons continued to grow with sales excluding Fruit Shoot up a further 4% in 2003. Investment was made in further capacity to support the success of Fruit Shoot and J2O, with both brands leading their respective market segments with volume growth in 2003 of 54% and 95% respectively.

The business continued its focus on effective cost control, which contributed to an overall operating profit increase of 22% to £83m.

Cash Flow and Investment

Operating cash flow for the year ended 31 December 2003 was £68m (£74m year ended 31 December 2002). Capital expenditure of £58m was up £19m on the previous year. The increasing level of capital expenditure was driven by expansionary investment in additional Fruit Shoot and J2O production capacity, together with significant investment in a business transformation programme. This, in addition to implementing new IT infrastructure, will significantly enhance operating efficiency.

GROUP RESULTS THREE MONTHS TO 31 DECEMBER 2002

Group turnover for the three months ended 31 December 2002 was £871m.

Group operating profit before non-operating exceptional items for the three months ended 31 December 2002 was £112m.

Group EBITDA for the three months ended 31 December 2002 was £186m.

MITCHELLS & BUTLERS

Included within the audited Group results for the 15 months ended 31 December 2003 are the 28 weeks from 1 October 2002 until the Separation on 15 April 2003 of MABoperations. For the 12 months ended 30 September 2002 MAB results are for the full fiscal year.

For the 28 weeks until Separation, turnover from MAB operations was £793m, up 0.9% from the comparable period in the prior year (£786m in the 28 weeks ended 13 April 2002). Underlying the 0.9% rise in turnover was a 1.0% fall in drink sales and a 2.7% rise in food sales. These comparisons were adversely affected by the timing of the important Easter trading period, which fell after the 2003 trading period but in the 2002 trading period. MAB turnover for the 12 months ended 30 September 2002 was £1,481m.

MAB operating profit before exceptional items for the 28 weeks prior to the Separation was £137m (£146m in the 28 weeks ended 13 April 2002). Gross operating margins were maintained and EBITDA was down only 0.5% despite the shift in Easter, higher employment and property costs arising from regulatory changes, and an increase in the pension charge. The reduction in operating profit was largely due to higher depreciation costs. MAB operating profit for the 12 months 30 September 2002 was £289m.

Operating cash flow generated by MAB was £152m for the 28 weeks prior to the Separation (£72m in the 28 weeks ended 13 April 2002). The improvement over the 28 weeks ended 13 April 2002 was attributable to a £64m reduction in net capital expenditure and a favourable movement in working capital of £17m. MAB operating cash flow for the 12 months ended 30 September 2002 was £145m.

EXCEPTIONAL ITEMS

Following a review of the hotel estate, tangible fixed assets have been written down by £73m. £51m has been charged as an operating exceptional item and £22m reverses previous revaluation gains.

Provisions against fixed asset investments primarily comprises a charge for diminution in the value of the Group’s interest in FelCor Lodging Trust Inc, a US hotel real estate investment trust. This charge reflects the directors’ view that the value of the investment is equivalent to market value at 31 December 2003.

A charge of £67m was incurred related to the delivery of the fundamental reorganisation in Hotels.

The Group incurred £228m of non-operating exceptional costs before tax associated with the Separation. The total cost of the Separation was £124m. Of this figure, £4m was charged in 2002 and £28m related to bank facility fees that will be amortised to profit over the period of the facility. IHG’s share of the non-facility fee element of costs is £51m, and of the facility fees is approximately £13m. A premium of £136m was paid on the repayment of the Group’s EMTN loans and £250m 10 3/8% debenture in January and February 2003, respectively.

These operating and non-operating exceptional items, together with their related tax credits, have been excluded in the calculation of adjusted earnings per share.

INTEREST

During the 15 months ended 31 December 2003, the majority of the Group’s debt funding was refinanced. This involved the repayment of most of the existing debt, establishment of new debt facilities and a euro bond issue.

The net interest charge for the 15 months to 31 December 2003 was £47m compared to £60m for the 12 months to 30 September 2002. The reduction in the interest charge was principally due to a weaker US dollar, lower average interest rates and lower average debt levels.

The pro forma interest charge in the 12 months to 31 December 2003 was £39m.

TAXATION

Excluding the impact of exceptional items, the Group’s tax charge for the 15 months to 31 December 2003 represents an effective rate of 10.9%, compared with 30.0% for the 12 months to 30 September 2002. The equivalent effective rate excluding MAB was 3.3% for the 15 months to 31 December 2003 compared with 27.9% for the 12 months to 30 September 2002. The rates have been substantially reduced in 2003 due to the impact of provision releases relating to tax matters which have been settled during the year or in respect of which the relevant statutory limitation period has expired.

Excluding the effect of exceptional items and prior year items, the Group’s tax rate for the 15 months to 31 December 2003 was 35.9% (35.8% for the 12 months ended 30 September 2002). The equivalent rate excluding MAB was 36.5% for the 15 months to 31 December 2003 and for the 12 months to 30 September 2002 38.4%. The difference from the UK statutory rate of 30.0% arose primarily due to overseas profits being taxed at rates higher than the UK statutory rate.

CAPITAL EXPENDITURE AND CASH FLOW

The Group’s operating cash flow for the 15 months ended 31 December 2003 increased by £340m to £547m (£207m for the 12 months ended 30 September 2002). Group net capital expenditure was down £265m to £248m; including £265m of proceeds from the sale of tangible assets for the 15 months ended 31 December 2003 (£134m for the 12 months ended 30 September 2002).

Net interest paid fell £32m to £30m for the 15 months ended 31 December 2003, down from £62m for the 12 months ended 30 September 2002.

The reduction in tax paid of £127m reflects, principally, tax repayments received during the year and the impact of exceptional costs.

EARNINGS AND DIVIDEND

Earnings per share numbers have been restated using the aggregate of the weighted average number of shares of InterContinental Hotels Group PLC and Six Continents PLC adjusted to equivalent shares of InterContinental Hotels Group PLC. The comparatives have been restated accordingly.

For the 15 months ended 31 December 2003, earnings available for shareholders totalled £19m, compared with £457m for the 12 months ended 30 September 2002. The equivalent earnings per share were 2.6p and 62.5p respectively.

Earnings per share for the 15 months ended 31 December 2003 and the 12 months ended 30 September 2002 have been adjusted to eliminate the distorting effect of exceptional items, with the result that adjusted earnings per share were 48.4p and 51.4p respectively. The 2002 number has been restated to exclude all exceptional items.

The Board has proposed a final dividend of 9.45p per share, bringing the total dividend since Separation to 13.5p per share in line with the amount detailed in the Listing Particulars.

TREASURY MANAGEMENT

Treasury policy is to manage financial risks that arise in relation to underlying business needs. The activities of the treasury function are carried out in accordance with Board approved policies and are subject to regular internal audit. Following the Separation, a thorough review of treasury policy was conducted. The review concluded that, in general, the existing treasury policies were appropriate to manage the financial risks faced by the Group and that only relatively minor policy changes were required. Revised treasury policies were approved by the Board in November 2003.

The treasury function does not operate as a profit centre. Treasury activities include the use of spot and forward foreign exchange instruments, currency options, currency swaps, interest rate swaps and options, and forward rate agreements.

One of the primary objectives of the Group’s treasury risk management policy is to protect the financial covenant ratios in its loan documentation against the adverse impact of movements in interest rates and foreign exchange rates.

Movements in foreign exchange rates, particularly the US dollar and euro, can affect the Group’s reported profit, net assets, gearing and interest cover. To hedge this translation exposure as far as is reasonably practical, borrowings are taken out in foreign currencies (either directly or via currency swaps), which broadly match those in which the Group’s major net assets are denominated. The interest on these borrowings hedges foreign currency denominated income streams. During the 15 months to 31 December 2003, the interest on US dollar borrowings hedged around 50% of the profit generated in US dollars, while interest on euro borrowings hedged around 86% of profit generated in euro and related currencies.

Interest rate exposure is managed within parameters that stipulate that fixed rate borrowings should normally account for no less than 25%, and no more than 75%, of net borrowings for each major currency. This is achieved through the use of fixed rate debt, interest rate swaps and options (such as caps) and forward rate agreements.

Based on the period end net debt position, and given the underlying maturity profile of investments, borrowings and hedging instruments at that date, a one percentage point rise in US dollar interest rates or a similar rise in euro rates, would increase the net interest charge by approximately £4m in each case. A similar movement in sterling rates would have the opposite effect, reducing the net interest charge by approximately £13m.

Foreign exchange transaction exposure is managed by the forward purchase or sale of foreign currencies or the use of currency options. Most significant exposures of the Group are in currencies that are freely convertible.

Long-term borrowing requirements at 31 December 2003 were met through bonds denominated in euro. Short-term and medium-term borrowing requirements are principally met from drawing under committed bank facilities.

Credit risk on treasury transactions is minimised by operating a policy on the investment of surplus funds that generally restricts counterparties to those with an A credit rating or better, or those providing adequate security. Limits are also set with individual counterparties. Most of the Group’s surplus funds are held in the United Kingdom or United States and there are no material funds where repatriation is restricted as a result of foreign exchange regulations.

The Group’s current credit ratings from Standard and Poor’s and Moody’s for long-term debt are BBB and Baa2 respectively. The Group continues to comply with all of the financial covenants in its loan documentation, none of which represents a material restriction on funding or investment policy in the foreseeable future.

Subsequent to the year end the Group has announced its intention to commence an on-market share repurchase programme for £250m, representing approximately 6% of the issued share capital. The precise timing of purchases and length of the programme will be dependent upon, amongst other things, market conditions. Purchases will commence under the existing authority from shareholders to be reviewed at the Annual General Meeting. Any shares repurchased under this programme will be cancelled.

ACCOUNTING POLICIES

Urgent Issues Task Force (‘UITF’) Abstract 38 ‘Accounting for ESOP Trusts’ applies for the first time this period. UITF 38 requires that ESOP shares should be deducted from shareholders’ funds rather than being shown as an asset. This change in accounting policy has been accounted for as a prior year adjustment and previously reported figures have been restated accordingly. The effect has been to decrease the Group’s net assets by £31m in 2002 with no impact on the profit and loss account.

Other than the above, the financial statements have been prepared using accounting policies unchanged from the previous year.

IAS implementation

The Group will be required to produce financial statements in line with International Financial Reporting Standards (‘IFRS’) for accounting periods starting after 1 January 2005. This will require an opening balance sheet to be prepared under IFRS as at 1 January 2004, and a full Profit and Loss Account, Balance Sheet and Cash Flow Statement for the year ended 31 December 2004 for comparative purposes. A review of the impact of the change to IFRS is underway within the Group. At this point it is not yet possible to determine the quantitative impact of IFRS.

PENSIONS

In April 2003, MAB became the sponsoring employer for the Six Continents Pension Plan and the Six Continents Executive Pension Plan. Approximately 30% of the assets and liabilities of these Plans were transferred to the new InterContinental Hotels UK Pension Plan and the Britvic Pension Plan, which were established with effect from 1 April 2003. On an FRS 17 basis, the Plans had a deficit of £46m and £76m respectively at 31 December 2003. The defined benefits sections of both Plans are closed to new members.

Additional Company contributions of £4.5m to the InterContinental Hotels Plan and £8.0m to the Britvic Plan were paid in April 2003. A further £1.0m was paid into the Britvic Plan in January 2004.

The only other material defined benefit plan is the US based InterContinental Hotels Pension Plan. This Plan is closed to new members and pensionable service no longer accrues for current employee members. As at 31 December 2003 the assets at market value were $85m and the liabilities (on a ‘Projected Benefits Obligation’ basis) $116m, showing a deficit of $31m.

Unaudited Pro Forma Financial Information

1.	Basis of preparation of unaudited pro forma financial information

The statutory results for the year reflect activity for the 15 months ended 31 December 2003 including the discontinued operations of MAB for the period up until Separation. Given the scale of these events the statutory accounts do not readily facilitate an understanding of IHG on a stand alone basis. We have, therefore, prepared unaudited pro forma financial information which show the results for IHG as if it had been independent for the 12 months ended 31 December 2003 and 2002, operating under the financing and taxation structure put in place at the time of the Separation.

The unaudited pro forma financial information comprises the results of those businesses that form IHG following the Separation. Because of the nature of unaudited pro forma financial information, they cannot give a complete picture of the financial position of the Group. The information is provided as guidance only; it is not audited.

Significant changes were made to the financing structure of the Group as part of the Separation making the Group results difficult to compare year-on-year as they include the results of MAB up to Separation. The unaudited pro forma financial information therefore represents the Group results as reported but after excluding the results of MAB and after having been adjusted to reflect the changes made to the financing and taxation structure as part of the Separation, on the assumption that this structure had been in place since 1 October 2001. The unaudited pro forma financial information has been prepared using accounting policies consistent with those used in the Group financial statements.

The IHG unaudited pro forma financial information does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985. The audited IHG financial statements, including MAB to Separation follow.

2.	Pro forma adjustments

The following adjustments have been made to IHG Operating Profit:
• reversal of cost recoveries from MAB
• reversal of notional interest credit on the portion of the pension payment that relates to MAB, and
• exclusion of all exceptional items.

3.	Interest charge
The unaudited pro forma interest charge has been calculated to reflect the post Separation capital structure of the Group as if it had been in place at 1 October 2001, using interest rate differentials applicable under the post Separation borrowing agreements and excluding facility fee amortisation.

4.	Taxation

The unaudited pro forma tax charge is based on a rate of tax for IHG of 25.0% (2002 27.4%) applied to unaudited pro forma profit before taxation.

5.	Earnings per share

The unaudited pro forma earnings per share calculation is based on unaudited pro forma profit divided by 734 million shares, being the issued share capital of InterContinental Hotels Group PLC on Separation.

Unaudited Pro Forma Profit and Loss Account

InterContinental Hotels Group	12 months to 31 December 2003 £m	12 months to 31 December 2002 £m
Turnover:
Americas	525	569
EMEA	807	800
Asia Pacific	114	128
Central	41	41

Total Hotels	1,487	1,538
Soft Drinks	674	611

Total turnover	2,161	2,149

Operation profit:
Americas	161	173
EMEA	92	120
Asia Pacific	12	26
Central	(65)	(80)

Total Hotels	200	239
Soft Drinks	83	68

Total operating profit	283	307
Net interest charge	(39)	(49)

Profit before taxation	244	258
Tax charge	(61)	(71)
Minority equity interests	(30)	(26)

Retained profit for the period	153	161

EBITDA	481	500

Earnings per share (pence)	20.8	21.9

Unaudited pro forma operating assets statement

InterContinental Hotels Group	31 December 2003 £m	31 December 2002 £m
Intangible assets	158	157
Tangible assets	3,951	4,138
Investments	172	215

Fixed assets	4,281	4,510

Stocks	44	43
Debtors	486	456
Creditors – amounts falling due within one year	(597)	(521)
Creditors – amounts falling due after one year	(97)	(143)
Provisions for liabilities and charges	(79)	(17)

Net operating assets	4,038	4,328

Unaudited pro forma operating cash flow

InterContinental Hotels Group	12 months to December 2003 £m
Operating profit	283
Depreciation and amortisation	198

EBITDA	481
Stocks	(2)
Debtors	(19)
Creditors	61
Provisions and other non-cash items	(10)

Operating activities	511
Capital expenditure	(354)
Disposal proceeds	254

Operating cash flow	411

INTERCONTINENTAL HOTELS GROUP PLC
PRELIMINARY RESULTS

INTERCONTINENTAL HOTELS GROUP PLC
GROUP PROFIT AND LOSS ACCOUNT
For the 15 months ended 31 December 2003

	2003 15 months				2002 12 months restated		*
	Before exceptional items		Total		Before exceptional items	Total
	£m		£m		£m	£m
Turnover (note 3)	3,483		3,483		3,615	3,615
Costs and overheads, less other income	(3,000)		(3,051)		(2,997)	(3,074)

Operating profit (note 4)	483		432		618	541
Non-operating exceptional items (note 5)	—		(213)		—	53

Profit on ordinary activities before interest (note 4)	483		219		618	594
Net interest (note 6)	(47)		(47)		(60)	(60)
Premium on early settlement of debt (note 5)	—		(136)		—	—

Profit on ordinary activities before taxation	436		36		558	534
Tax on profit on ordinary activities (note 7)	(47)		17		(157)	(52)

Profit on ordinary activities after taxation	389		53		401	482
Minority equity interests	(34)		(34)		(25)	(25)

Earnings available for shareholders	355		19		376	457
Dividends on equity shares	(156)		(156)		(305)	(305)

Retained profit/(loss) for the period	199		(137)		71	152

Earnings per ordinary share (note 8):
Basic	—		2.6	p	—	62.5	p
Diluted	—		2.6	p	—	62.3	p
Adjusted	48.4	p	—		51.4p **	—

Dividend per ordinary share	—		21.15	p	—	41.72	p

*	Restated exceptional items for comparability with 2003 disclosures.
**	Restated to exclude all exceptional items for comparability with 2003 disclosures.

INTERCONTINENTAL HOTELS GROUP PLC
STATEMENT OF TOTAL RECOGNISED GROUP GAINS AND LOSSES
For the 15 months ended 31 December 2003

	2003 15 months	2002 12 months
	£m	£m
Earnings available for shareholders	19	457
Reversal of previous revaluation gains due to impairment	(22)	(36)
Exchange differences on foreign currency denominated net assets*, borrowings and currency swaps	(60)	(36)

Other recognised gains and losses	(82)	(72)

Total recognised gains and losses for the period	(63)	385

INTERCONTINENTAL HOTELS GROUP PLC
RECONCILIATION OF MOVEMENT IN SHAREHOLDERS’ FUNDS
For the 15 months ended 31 December 2003

	2003 15 months	2002 12 months restated **
	£m	£m
Earnings available for shareholders	19	457
Dividends	(156)	(305)

	(137)	152
Other recognised gains and losses	(82)	(72)
Issue of Six Continents PLC ordinary shares	—	3
Issue of InterContinental Hotels Group PLC ordinary shares	18	—
Net assets of MAB eliminated on separation	(2,777)	—
Goodwill in MAB eliminated on separation	50	—
Minority interest on transfer of pension prepayment	(7)	—
Movement in shares in ESOP trusts	15	—
Movement in goodwill — exchange differences*	139	98

Net movement in shareholders’ funds	(2,781)	181
Opening shareholders’ funds as previously reported	5,366	5,185
Prior year adjustment on adoption of UITF 38	(31)	(31)

Opening shareholders’ funds as restated	5,335	5,154

Closing shareholders’ funds	2,554	5,335

*	Including exchange differences on goodwill purchased prior to 30 September 1998 and eliminated against Group reserves.
**	Restated on the adoption of UITF 38 (see note 1).

INTERCONTINENTAL HOTELS GROUP PLC
GROUP CASH FLOW STATEMENT
For the 15 months ended 31 December 2003

		2003 15 months	2002 12 months
		£m	£m
	Operating activities (note 9)	795	720

	Interest paid	(141)	(186)
	Costs associated with new facilities	(20)	—
	Premium on early settlement of debt	(136)	—
	Dividends paid to minority shareholders	(22)	(13)
	Interest received	111	124

	Returns on investments and servicing of finance	(208)	(75)

	UK corporation tax received/(paid)	25	(96)
	Overseas corporate tax paid	(21)	(27)

	Taxation	4	(123)

Paid:	Intangible fixed assets	(10)	—
	Tangible fixed assets	(475)	(648)
	Fixed asset investments	(37)	(14)
Received:	Tangible fixed assets	265	134
	Fixed asset investments	9	15

	Capital expenditure and financial investment	(248)	(513)

	Acquisitions	—	(24)
	Disposals	—	9
	Separation costs	(66)	—

	Acquisitions and disposals	(66)	(15)

	Equity dividends	(299)	(299)

	Net cash flow	(22)	(305)
	Management of liquid resources and financing	77	295

	Movement in cash and overdrafts	55	(10)

INTERCONTINENTAL HOTELS GROUP PLC
GROUP BALANCE SHEET
31 December 2003

	2003 31 Dec	2002 30 Sept restated *
	£m	£m
Intangible assets	158	173
Tangible assets	3,951	7,641
Investments	172	218

Fixed assets	4,281	8,032

Stocks	44	91
Debtors	523	629
Investments	377	218
Cash at bank and in hand	55	84

Current assets	999	1,022
Creditors – amounts falling due within one year:
Overdrafts	(5)	(66)
Other borrowings	(8)	(782)
Other creditors	(1,072)	(1,425)

Net current liabilities	(86)	(1,251)

Total assets less current liabilities	4,195	6,781
Creditors – amounts falling due after one year:
Borrowings	(988)	(631)
Other creditors	(97)	(100)
Provisions for liabilities and charges:
Deferred taxation	(314)	(495)
Other provisions	(79)	(71)
Minority equity interests	(163)	(149)

Net assets (note 13)	2,554	5,335

Capital and reserves
Equity share capital	739	734
Share premium account	14	—
Revaluation reserve	258	1,020
Merger reserve	1,164	1,164
Other reserve	(11)	(31)
Profit and loss account	390	2,448

Equity shareholders’ funds	2,554	5,335

*	Restated on the adoption of UITF 38 and the reclassification of pension provisions (see note 1).

NOTES TO THE FINANCIAL STATEMENTS

1.	Basis of preparation

The preliminary financial statements comply with applicable accounting standards under UK GAAP and should be read in conjunction with the Six Continents PLC Annual Report and Financial Statements 2002. They have been prepared using the accounting policies set out in that report on a consistent basis with that applied in 2002, except in respect of shares held in ESOP trusts and reclassification of pension provisions as detailed below.

Urgent Issues Task Force (UITF) Abstract 38 ‘Accounting for ESOP Trusts’ was adopted for the first time this period. UITF 38 requires that ESOP shares should be deducted from shareholders’ funds rather than being shown as an asset. This change in accounting policy has been accounted for as a prior year adjustment and previously reported figures have been restated accordingly. The effect has been to decrease the Group’s net assets by £31m in 2002 with no impact on the profit and loss account.

Pension provisions previously included in debtors and creditors – amounts falling due after one year have been reclassified within other provisions for liabilities and charges. Prior year comparatives have been restated. There has been no overall impact on the Group’s net assets or profit and loss account.

Separation transaction

On 15 April 2003, following shareholder and regulatory approval, Six Continents PLC separated into two new listed groups, InterContinental Hotels Group PLC (IHG) comprising the Hotels and Soft Drinks businesses and Mitchells & Butlers plc (MAB) comprising the Retail and Standard Commercial Property Developments (SCPD) businesses. The mechanics of the Separation are detailed below.

The legal structure of the transaction was such that Mitchells & Butlers plc acquired 100% of the issued share capital of Six Continents PLC following implementation of a Court approved Scheme of Arrangement under Section 425 of the Companies Act 1985. Shareholders of Six Continents PLC were allotted one Mitchells & Butlers plc share and an entitlement to a cash payment of 81p per share for each Six Continents PLC share held. This resulted in the issue of 866,665,032 Mitchells & Butlers plc ordinary shares of £4.20 each plus an undertaking to pay £702m in cash.

On 12 April 2003, Six Continents PLC transferred the Retail and SCPD businesses to Mitchells & Butlers plc for £1,744m and also paid a dividend to Mitchells & Butlers plc of the same amount.

On 13 April 2003, the ordinary share capital of Mitchells & Butlers plc was sub-divided and consolidated on a 50 to 59 basis which resulted in a reduction of the number of ordinary shares in issue to 734,461,900 with each share having a nominal value of £4.956.

On 15 April 2003, Mitchells & Butlers plc investment in Six Continents PLC was revalued to its market value. On the same day, the Court approved a reduction in the capital of Mitchells & Butlers plc. An amount equivalent to the market value of Six Continents PLC was returned to shareholders by the transfer of Six Continents PLC to InterContinental Hotels Group PLC and the issue by InterContinental Hotels Group PLC of ordinary shares to the shareholders.

The Company issued 734,461,900 ordinary £1 shares, which were recorded at nominal value. In accordance with Sections 131 and 133 of the Companies Act 1985, no premium was recognised on the shares issued. On consolidation, the difference between the nominal value of the Company’s shares issued and the amount of the share capital, share premium and capital redemption reserve of £1,164m at the date of Separation has been credited to the merger reserve.

Merger Accounting

The consolidated financial statements have been prepared in accordance with the principles of merger accounting as applicable to group reorganisations as set out in Financial Reporting Standard (FRS) 6 ‘Acquisitions and Mergers’ as if the Group had been in existence throughout the periods presented. The financial statements have been prepared under merger accounting principles in order to present a true and fair view of the Group’s results and financial position, which has required the Group to utilise the overriding requirement of Section 227(6) of the Companies Act 1985.

The true and fair override requirement has been utilised as the Separation transaction has been accounted for using merger accounting principles as applicable to group reorganisations, although it does not satisfy all the conditions required under Schedule 4A of the Companies Act 1985 and FRS 6. Mitchells & Butlers plc acquired Six Continents PLC for consideration that included a non-share element equivalent to more than 10% of the nominal value of the share element of the consideration. Schedule 4A and FRS 6 require such transfers to be accounted for using acquisition accounting principles which would have resulted in the restatement at fair value of the assets and liabilities acquired, the recognition of goodwill and the consolidation of post acquisition results only. In the opinion of the directors, as the rights of shareholders were not affected by these internal company transfers, the financial statements would fail to give a true and fair view of the Group’s results and financial position if acquisition accounting had been used. The effects of this departure cannot reasonably be quantified.

The consolidated financial statements are therefore presented as if the Company had been the parent company of the Group throughout the periods presented. The results of Mitchells & Butlers plc have been included in discontinued operations for all years up until the date of Separation.

2.	Exchange rates

The results of overseas operations have been translated into sterling at weighted average rates of exchange for the period. In the case of the US dollar, the translation rate is £1=$1.62 (2002 £1=$1.48). In the case of the euro, the translation rate is £1 = € 1.47 (2002 £1 = € 1.60).

Foreign currency denominated assets and liabilities have been translated into sterling at the rates of exchange on the last day of the period. In the case of the US dollar, the translation rate is £1=$1.78 (2002 £1=$1.56). In the case of the euro, the translation rate is £1 = € 1.41 (2002 £1 = € 1.59).

3.	Turnover

During the year IHG undertook a fundamental review of the Hotels organisation. Following this review, management in the Regions now concentrates on the key revenue and profit drivers of the regional businesses, whilst key global functions have been centralised to maximise the benefits of our scale and drive process efficiencies. As a result of these changes, the segmental analysis presented below has been restated to reflect the new organisational structures.

	2003 15 months	*	2002 12 months	*
	£m		£m
Americas	661		570
EMEA	1,010		794
Asia Pacific	148		128
Corporate	51		40

	1,870		1,532
Soft Drinks	820		602

InterContinental Hotels Group PLC**	2,690		2,134
Discontinued operations**	793		1,481

	3,483		3,615

*	Other than for Soft Drinks which reflects the 64 weeks ended 20 December (2002 52 weeks ended 28 September) and Mitchells & Butlers plc which reflects the 28 weeks ended 12 April (2002 52 weeks ended 28 September).
**	InterContinental Hotels Group PLC relates to continuing operations. Discontinued operations relate to Mitchells & Butlers plc.

4.	Profit

During the year IHG undertook a fundamental review of the Hotels organisation. Following this reorganisation, management in the Regions now concentrates on the key revenue and profit drivers of the regional businesses, whilst key global functions have been centralised to maximise the benefits of our scale and drive process efficiencies. As a result of these changes, the segmental analysis presented below has been restated to reflect the new organisational structures.

		2003 15 months	*		2002 12 months	*
	Operating profit before exceptional items £m	Profit on ordinary activities before interest £m		Operating profit before exceptional items £m	Profit on ordinary activities before interest £m
Hotels
Americas	195	176		173	127
EMEA	114	50		125	110
Asia Pacific	22	19		23	9
Corporate	(80)	(215)		(55)	(59)

	251	30		266	187
Soft Drinks	95	95		63	63

InterContinental Hotels Group PLC**	346	125		329	250
Discontinued operations**	137	94		289	344

	483	219		618	594

*	Other than for Soft Drinks which reflects the 64 weeks ended 20 December (2002 52 weeks ended 28 September) and Mitchells & Butlers plc which reflects the 28 weeks ended 12 April (2002 52 weeks ended 28 September).
**	InterContinental Hotels Group PLC relates to continuing operations. Discontinued operations relate to Mitchells & Butlers plc and in 2002 also included a profit on disposal of Bass Brewers of £57m.

5.	Exceptional items

		2003 15 months	2002 12 months
		£m	£m
	Operating exceptional item:
	Continuing operations – Hotels impairment charge (note a)	(51)	(77)

	Non-operating exceptional items:
	Continuing operations:
	Cost of fundamental reorganisation (note b)	(67)	—
	Separation costs (note c)	(51)	(4)
	Profit on disposal of fixed assets	4	2
	Provision against fixed asset investments (note d)	(56)	—

		(170)	(2)
	Discontinued operations:*
	Separation costs (note c)	(41)	—
	Loss on disposal of fixed assets	(2)	(2)
	Profit on disposal of Bass Brewers (note e)	—	57

		(43)	55

	Total non-operating exceptional items	(213)	53

	Total exceptional items before interest and taxation	(264)	(24)
	Premium on early settlement of debt (note f)	(136)	—
	Tax credit/(charge) on above items	64	(9)
	Exceptional tax credit (note g)	—	114

	Total exceptional items after interest and taxation	(336)	81

a.	Tangible fixed assets were written down by £73m (2002 £113m) following an impairment review of the hotel estate. £51m (2002 £77m) was charged above as an operating exceptional item and £22m (2002 £36m) reversed previous revaluation gains.
b.	Relates to a fundamental reorganisation of the Hotels business. The cost includes redundancy entitlements, property exit costs and other implementation costs.
c.	On 15 April 2003, the Separation of Six Continents PLC was completed. Costs of the Separation and bid defence total £96m. £4m of costs were incurred in the year to 30 September 2002, the remainder in the period to 31 December 2003.
d.	Relates to a provision for diminution in value of the Group’s investment in FelCor Lodging Trust Inc. and other fixed asset investments and reflects the directors’ view of the fair value of the holdings.
e.	Bass Brewers was disposed of in 2000. The profit in 2002 comprised £9m received in respect of the finalisation of completion account adjustments, together with the release of disposal provisions no longer required of £48m.
f.	Relates to the premiums paid on the repayment of the Group’s £250m 10 3/8 per cent debenture and EMTN loans.
g.	Represents the release of over provisions for tax in respect of prior years.
*	Discontinued operations relate to Mitchells & Butlers plc and Bass Brewers.

6.	Net interest
		2003 15 months	2002 12 months
		£m	£m
	Interest receivable	104	116
	Interest payable and similar charges	(151)	(176)

		(47)	(60)

7.	Tax on profit on ordinary activities
		2003 15 months	2003 15 months	2003 15 months	2002 12 months
		Before exceptional items £m	Exceptional items £m	Total £m	Total £m
	Current tax:
	UK corporation tax at 30% (2002 30%)	(38)	(38)	(76)	(23)
	Foreign tax	52	(3)	49	64

		14	(41)	(27)	41
	Deferred tax	33	(23)	10	11

		47	(64)	(17)	52

	Further analysed as tax relating to:
	Profit before exceptional items	47	—	47	157
	Exceptional items (note 5):
	Non-operating	—	(64)	(64)	9
	Tax credit	—	—	—	(114)

		47	(64)	(17)	52

8.	Earnings per ordinary share

Basic earnings per ordinary share is calculated by dividing the earnings available for shareholders of £19m (2002 £457m) by 733m (2002 731m), being the weighted average number of ordinary shares, excluding investment in own shares, in issue during the period. The weighted average number of shares in issue has been based on the aggregate of the weighted average number of shares of InterContinental Hotels Group PLC and Six Continents PLC adjusted to equivalent shares of InterContinental Hotels Group PLC. The comparatives have been restated accordingly.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the period. The resulting weighted average number of ordinary shares is 733m (2002 734m).

Adjusted earnings per ordinary share is calculated as follows:

		2003 15 months	2002 12 months restated	*
		pence per ordinary share	pence per ordinary share
	Basic earnings	2.6	62.5
	Exceptional items, less tax thereon (notes 5, 7)	45.8	(11.1)

	Adjusted earnings	48.4	51.4

	Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by exceptional items.

*	Restated to exclude all exceptional items for comparability with 2003 disclosures.

9.	Net cash flow
		2003 15 months £m	2002 12 months £m
	Operating profit before exceptional items	483	618
	Depreciation and amortisation	303	271

	Earnings before interest, taxation, depreciation and amortisation and exceptional items	786	889
	Other non-cash items	(2)	(4)
	Increase in stocks	(1)	(1)
	Increase in debtors	(10)	(92)
	Increase/(decrease) in creditors	69	(37)
	Provisions expended	(10)	(18)

	Operating activities before expenditure relating to exceptional items	832	737
	Cost of fundamental reorganisation	(37)	—
	Operating exceptional expenditure	—	(17)

	Operating activities	795	720
	Net capital expenditure (note 10)	(248)	(513)

	Operating cash flow (note 11)	547	207

10.	Net capital expenditure
		2003 15 months £m	2002 12 months £m
	Hotels
	Americas	(42)	92
	EMEA	103	121
	Asia Pacific	37	4
	Corporate	24	39

		122	256
	Soft Drinks	65	31

	InterContinental Hotels Group PLC*	187	287

	Discontinued operations*	61	226

		248	513

*	InterContinental Hotels Group PLC relates to continuing operations. Discontinued operations relate to Mitchells & Butlers plc.

11.	Operating cash flow	2003 15 months £m	2002 12 months £m
	Hotels	336	(15)
	Soft Drinks	59	77

	InterContinental Hotels Group PLC*	395	62

	Discontinued operations*	152	145

		547	207

*	InterContinental Hotels Group PLC relates to continuing operations. Discontinued operations relate to Mitchells & Butlers plc.

12.	Net debt
		2003 15 months £m	2002 12 months £m
	Opening net debt	(1,177)	(1,001)
	Net cash flow (note 9)	(22)	(305)
	Debt assumed by MAB	577	—
	Ordinary shares issued by InterContinental Hotels Group PLC and Six Continents PLC respectively	18	3
	Separation of MAB	(10)	—
	Exchange and other adjustments	45	126

	Closing net debt	(569)	(1,177)

	Comprising:
	Cash at bank and in hand	55	84
	Overdrafts	(5)	(66)
	Current asset investments	377	218
	Other borrowings:
	Due within one year	(8)	(782)
	Due after one year	(988)	(631)

		(569)	(1,177)

13.	Net assets
		2003 31 Dec £m	2002 30 Sept restated £m *
	Hotels
	Americas	859	1,134
	EMEA	2,422	2,502
	Asia Pacific	457	448

		3,738	4,084
	Soft Drinks	300	246

	InterContinental Hotels Group PLC**	4,038	4,330

	Discontinued operations**	—	3,493

		4,038	7,823
	Net debt	(569)	(1,177)
	Other net non-operating liabilities	(915)	(1,311)

		2,554	5,335

*	Restated on the adoption of UITF 38 (see note 1).
**	InterContinental Hotels Group PLC relates to continuing operations. Discontinued operations relate to Mitchells & Butlers plc.

14.	Pensions

On 1 April 2003, two new pension schemes were created for InterContinental Hotels Group PLC in the UK when Mitchells & Butlers Retail Limited became the sponsoring employer for the Six Continents Pension Plan and the Six Continents Executive Pension Plan. Approximately 30% of the assets and liabilities of these plans was transferred to the new InterContinental Hotels UK Pension Plan and the Britvic Pension Plan, which were established with effect from 1 April 2003.

The Group continues to account for pensions under SAAP 24 ‘Accounting for pension costs’. FRS 17 ‘Retirement benefits’ requires additional disclosures in the notes to the accounts including the surplus or deficit in the pension schemes measured on a market value basis at the balance sheet date. At 31 December 2003, the FRS 17 deficit in the Group’s pension schemes was £176m (2002 £370m), reduced to £118m (2002 £254m) after tax.

15.	Contingent liabilities

At 31 December 2003, the Group had contingent liabilities of £11m (2002 £16m), mainly comprising guarantees given in the ordinary course of business.

16.	Group financial statements

This preliminary statement of results was approved by the Board on 10 March 2004. It does not represent the full Group financial statements of InterContinental Hotels Group PLC and its subsidiary undertakings which will be delivered to the Registrar of Companies in due course. Other than the restatements referred to in note 1 above, the financial information for the year ended 30 September 2002 has been extracted from the Six Continents PLC published financial statements for that year as filed with the Registrar of Companies.

17.	Auditors’ review

The auditors, Ernst & Young LLP, have given an unqualified report under Section 235 of the Companies Act 1985, as amended, in respect of the full Group financial statements for both years referred to above.

This announcement of the preliminary results for the 15 months ended 31 December 2003 contains certain forward-looking statements as defined under US legislation (Section 21E of the Securities Exchange Act of 1934) with respect to the financial condition, results of operations and business of InterContinental Hotels Group and certain plans and objectives of the board of directors of InterContinental Hotels Group with respect thereto. Such statements include, but are not limited to, statements made in the Chairman’s statement and the Executive Directors’ Review. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. These statements are based on assumptions and assessments made by InterContinental Hotels Group’s management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed, in or implied by, such forward-looking statements, including, but not limited to: events that impact domestic or international travel; levels of consumer and business spending in major economies where InterContinental Hotels Group does business; changes in consumer tastes and preferences; levels of marketing and promotional expenditure by InterContinental Hotels Group and its competitors; changes in the cost and availability of raw materials, key personnel and changes in supplier dynamics; significant fluctuations in exchange, interest and tax rates; the availability and effects of future business combinations, acquisitions or dispositions; the impact of legal and regulatory actions or developments; the impact of the European Economic and Monetary Union; the ability of InterContinental Hotels Group to maintain appropriate levels of insurance; exposures relating to franchise or management contract operations; the maintenance of InterContinental Hotels Group’s IT structure, including its centralised reservation system; the development of new and emerging technologies; competition in the markets in which InterContinental Hotels Group operates; political and economic developments and currency exchange fluctuation; economic recession; management of InterContinental Hotels Group’s indebtedness and capital resource requirements; material litigation against InterContinental Hotels Group; substantial trading activity in InterContinental Hotels Group shares; the reputation of InterContinental Hotels Group’s brands; the level of costs associated with leased properties; and the weather.

Other factors that could affect the business and the financial results are described in Item 3 Key Information – Risk Factors in the Six Continents Form 20-F for the financial year ended 30 September 2002 filed with the United States Securities and Exchange Commission.